

Mail Stop 3561

February 23, 2009

K. Rupert Murdoch
Chairman and Chief Executive Officer
News Corporation
1211 Avenue of the Americas
New York, New York 10036

   Re: **News Corporation**
      Form 10-K for the Fiscal Year Ended
      June 30, 2008
      Filed August 13, 2008
      File No. 001-32352

Dear Mr. Murdoch:

  We have reviewed your responses to the comments in our letter dated February 2, 2009 and have the following comment in response.

Schedule 14A

Incentive Compensation, Page 28

1. We note your response to prior comment 2. You state, in relevant part, that "the specific performance targets established for non-NEO executives were not a factor in determining the fiscal 2008 LTIP awards granted to the applicable NEOs." However, it appears that the LTIP awards of Mr. Chernin and Mr. DeVoe (and therefore the pay parity awards subsequently granted to the other NEOs) are contingent upon the achievement of certain performance targets by your highest level of non-NEO executives. Accordingly, please confirm that you will disclose these performance targets in future filings. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.

2. We note your discussion of the FNC performance targets in your response letter. Please confirm that if you withhold the performance targets from future filings based upon a finding of competitive harm, you will include a detailed discussion of the level of difficulty in meeting those performance targets. Please note that general statements regarding the level of difficulty, or ease, associated with achieving performance targets are not sufficient. Refer to Instruction 4 of Item 402(b) of regulation S-K, the Compliance Disclosure and Interpretation release regarding Executive Compensation and Question 118.04 of the Compliance Discussion and Interpretation for Regulation S-K.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Matthew Spitzer at (202) 551-2502 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Attorney-Advisor

cc: Amy Bowerman Freed, Esq.
Via Facsimile (212) 918-3100